

Norske Skog

Skogn, 2003-03-24

United States Securities and Exchange Commission
Washington DC 20549

USA


03050045


SEC MAIL PROCESSING
RECEIVED
APR 0 1 2003
WASH, D.C.
165
SECTION


SEC MAIL
WASH, D.C.

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange, March 24, 2003.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

Enclosure: Messages sent to Oslo Stock Exchange March 24, 2003

dlw 4/16

Norske Skogindustrier ASA

7620 Skogn	N-7620 Skogn, Norway
Telefon: 74 08 70 00	Telephone: +47 74 08 70 00
Telefaks: 74 08 71 00	Telefax: +47 74 08 71 00
Foretaksregisteret:	Register of business enterprises:
NO 911 750 961 MVA	NO 911 750 961 VAT

Share sale to employees

The sale of 335 shares at a fixed price of NOK 73.00 per share was not included in the announcement to the Stock Exchange dated 11.03.2003. These shares have been transferred today, and Norske Skog has after this transaction, 692,217 shares in treasury.

Skogn, 24.03.2003
NORSKE SKOGINDUSTRIER ASA
Jarle Langfjæran
Director